June 1, 2006


Mr. Brad Skinner
Branch Chief - Accounting
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Alanco Technologies, Inc. ("Alanco" or "Company")
         Registration Statement on Form S-3
         Filed January 19, 2006
         File No. 333-131140

         Alanco Technologies, Inc.
         Response Letter Dated May 9, 2006
         File No. 333-131140

         Form 10-KSB/A for the fiscal year ended June 30, 2005
         Filed May 9, 2006
         File No. 000-09347

To Whom It May Concern:

Alanco received your comment letter dated May 30, 2006 with additional comments regarding our response letter dated May 9, 2006.

Presented below are the SEC comments specified in the May 30, 2006 letter and, in italic, the Company's response or proposal to resolve the issue identified.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
-----------------------------------------------------

Audit Report, page 13
---------------------

1. We note that your auditors have dual-dated their audit report on your restated financial statements and that report does not appear to meet the requirements of AU 561.06. In this regard, the basic financial statements have been revised and the report has not been updated accordingly. Please revise the date that encompasses the basic financial statements, remove the dual date and include an explanatory paragraph that indicates there has been a restatement. In addition, revise the columnar heading of your revised balance sheet to indicate that it was "restated."

Comment - Our auditors have removed the dual date on the auditor's report and have included an explanatory paragraph indicating the restatement. We have also revised the columnar heading of our restated balance sheet. These changes are reflected in the re-filing of our amended Form 10-KSB.

Note 12.  Shareholders' Equity, page 31
---------------------------------------

2. We note that dividends on your preferred stock can be paid in-kind. Please tell us whether you have paid any dividends in kind and explain how you assessed the need to record a beneficial conversion feature related to any such issuances. As part of your response, indicate which date you use to determine whether any beneficial conversion feature existed and explain how you considered Issue 10 of EITF 00-27.

Comment - Although the Series B dividends can be paid in cash or in kind at the option of the Company, we have in all instances paid the Series B dividends in kind. We have reviewed Issue 10 of EITF 00-27, as well as other accounting literature related to dividends paid in kind, and calculated the beneficial conversion feature ("BCF") since the issuance of the Series B Preferred Stock using the dividend declaration date (the last date of each quarter). Based upon our calculations, we have determined the BCF to be immaterial. Future Series B dividends could result in a BCF that is material; however, since the Company has a right to call the Series B at Par (equivalent to $.77 per common share into which the Series B is convertible), the likelihood of that occurrence is minimal.

Certifications
--------------

3. Please re-file your amended Form 10-KSB to include updated 302 and 906 certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act. Please see Section II.B.2 of Release No. 33-8124 for additional guidance.

Comment - We have re-filed our amended Form 10-KSB to include updated 302 and 906 certifications.

Other
-----

4. We note that you restated your financial statements and did not make any disclosure under Item 4.02 of Form 8-K. We would expect that such a restatement would result in a disclosure obligation under Item 4.02. Please note that you cannot cure an Item 4.02 reporting deficiency in a 10-KSB. See Question 1 of the FAQ at: http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

Comment -We have filed a Form 8-K indicating that we have restated our financial statements via an amended Form 10-KSB for the Year ended June 30, 2005.

If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.


/s/ John A. Carlson                                 /s/ Adele Mackintosh

John A. Carlson                                     Adele Mackintosh
Executive VP and CFO                                Corporate Secretary